EXHIBIT 12.2

CENTERPOINT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in thousands)

	Three Months Ended	Years Ended December 31,
	3/31/04	2003	2002	2001	2000	1999
Available earnings:
Income from continuing operations before income taxes, equity in net income of affiliate plus gains on sale of real estate	$6,945	$35,234	$39,591	$16,404	$48,433	$41,455
Plus:
Interest expense	7,244	23,305	26,880	30,778	30,976	19,954
Amortization of deferred financing costs	865	3,354	2,918	2,376	2,155	1,905
Distributed share of equity from affiliates	621	2,281	1,994	3,309	—	2,126

Available earnings	$15,675	$64,174	$71,383	$52,867	$81,564	$65,440

Combined fixed charges and preferred dividends:
Interest expense, including discontinued operations	$7,244	$25,166	$29,875	$30,778	$30,976	$19,954
Amortization of deferred financing costs	865	3,354	2,918	2,376	2,155	1,905
Preferred dividends	887	9,599	10,090	10,090	10,105	8,318
Interest capitalized	1,918	8,569	8,444	7,154	3,404	1,926

Combined fixed charges and preferred dividends	$10,914	$46,688	$51,327	$50,398	$46,640	$32,103

Ratio of earnings to combined fixed charges and preferred dividends	1.4	1.4	1.4	1.0	1.7	2.0